UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 000-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1500, 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated December 14, 2006 for the Material Change dated May 10, 2005

99.2	Material Change Report dated December 14, 2006 for the Material Change dated June 20, 2005

99.3	Material Change Report dated December 14, 2006 for the Material Change dated July 28, 2005

99.4	Material Change Report dated December 14, 2006 for the Material Change dated September 14, 2005

99.5	Material Change Report dated December 14, 2006 for the Material Change dated September 27, 2005

99.6	Material Change Report dated December 14, 2006 for the Material Change dated January 19, 2006

99.7	Material Change Report dated December 14, 2006 for the Material Change dated May 24, 2006

99.8	Material Change Report dated December 14, 2006 for the Material Change dated August 1, 2006

99.9	Material Change Report dated December 14, 2006 for the Material Change dated September 13, 2006

99.10	Material Change Report dated December 14, 2006 for the Material Change dated November 15, 2006

99.11	News Release dated December 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corp.
(Registrant)

Date: March 28, 2007	By:	/s/ Lawrence Dick

Lawrence Dick
	Title:	President